June 19, 2007
VIA EDGAR
Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E. Mail Stop 3561
Washington, DC 20649

Re:	Brazil Fast Food Corp. (the “Company”) Form 10-K for the Year Ended December 31, 2006 File No. 000-23278
Dear Mr. Humphrey:
     The Company hereby responds to the Commission staff’s comment letter dated June 5, 2007 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2006. The Company undertakes to revise its disclosure, where appropriate, in its future filings with the Commission. Please note that for the staff’s convenience, we have recited each of the staff’s comments in bold and provided the Company’s response immediately thereafter.
Form 10-K for the Year Ended December 31, 2006
Financial Statements
Consolidation Statements of Operations, page F -5
1.      Refer to our previous comment 3. As we continue to believe the income statement format suggested in our previously issued comment is preferable, please revise your income statement presentation as discussed in your response. Also, please ensure the presentation of selected financial data is consistent with the revised income statement presentation. If you wish to supplement your required MD&A disclosure by also including a separate discussion of your franchise operations we will not object. Please disclose the reasons why you believe the information is appropriate to an understanding of your business if you elect to include such a discussion. Finally, you indicate that an alternative measure is used by the Board of Directors and certain stockholders to discuss and measure your performance. If the chief decision maker uses that information to allocate resources and assess performance, consideration should be given to whether separate operating segments exist and whether appropriate disclosures are required pursuant to SFAS 131. Please refer to paragraphs 10 — 16 of the statement for guidance.

Mr. David R. Humphrey
U.S. Securities and Exchange Commission
June 19, 2007

As mentioned in response to comment 3 of the Staff’s letter dated May 15, 2007, we will, in our future SEC filings, change our income statement presentation to the format disclosed up to 2002. Such format will be closer to the one that our main competitors in the U.S. use on their SEC filings and will be consistent with the structure presented at the Selected Financial section.
Since our upcoming presentation of income statement will no longer provide clear information per segment of business, we intend to address additional discussions in our MD&A in connection with the disclosures required pursuant to SFAS 131, including: (i) revenues per segment; (ii) direct costs and expenses per segment; (iii) operating margin per segment; and (iv) basis of accounting for segmentation.
We anticipate that some items of our financial statements will not be disclosed by segment. Aside from the accounts receivables from franchisees (derived from franchise fees and marketing fund), we currently do not have assets exclusively used at the franchise business. We may have them in the future, if this segment continues to expand as in the most recent years. In addition, items such as interest expense (income), income tax (benefits), rebates, exclusivity agreements tax and extraordinary items will not be included in any of the segment results since the segregation of those items is not simple, and the chief operating decision maker relies primarily on operating margins to assess the segment performance.
Note 2 — Summary of Significant Accounting Policies
Marketing Expense, Marketing Fund, and Advertising Expenses, page F-10
2.      Refer to our prior comments 5 and 6. To facilitate our understanding of your accounting methodology, please tell us more about your advertising program and your related agreements with franchisees. Specifically, do you limit your total advertising expenditures to 4% of the combined sales of you and your franchisees or do you expend additional funds? Do the combined 4% amounts received from franchisees (and also put aside from your own sales) have to be expended on an annual basis or may you carry any unused amounts to subsequent years? Do your franchisees also purchase additional advertising for themselves? Describe the nature of the advertising programs that you undertake on a combined basis with your franchisees. That is, we assume that some of the advertising is done locally. If you apply combined funds to local advertising programs, explain how you determine which franchisees should contribute to the related expenses. Illustrate for us the book entries, in debit and credit form, to recognize advertising expenses and offsetting credits into your income statement. Explain how your methodology insures the appropriate matching of advertising expenses and related contributions from franchisees.
According to the franchise agreements, the Marketing Fund is comprised of financial contributions paid by the franchisees to the Company. The fund resources are managed by the Company and must be used in the common interest of Bob’s chain in order to increase its

Mr. David R. Humphrey
U.S. Securities and Exchange Commission
June 19, 2007

restaurant operating results through the marketing department’s best efforts.
The Marketing Fund can be used in publicity, sale promoting, public relationships, and through campaigns exclusively selected and created by the Company. All cost and expenses incurred to achieve this goal are paid and managed by the Company.
In general, franchisees contribute 4% of their gross sales per month to the marketing fund, and since 2006, the Company is also committed to investing 4% of its own-operated restaurant sales. The contribution related to the Company’s own-operated restaurant can be deducted by an amount previously agreed with the Company’s franchisees, currently 10% of the total marketing fund contributions, to balance the Company’s marketing department expenses. However, the total marketing investments may be greater than 4% of combined sales if there is any supplier additional contribution (joint marketing programs) or if the Company uses its own additional cash on marketing programs.
The marketing fund sources are not required to be invested during the same month or year that they were received, but must be used in subsequent periods.
The Company primarily applies the marketing fund on nationwide advertising programs (commercials or sponsorship on satellite TV). The franchisees may also purchase local advertising for themselves, upon the Company’s consent. The Company freely decides if the cost of such single advertisement can be deducted from owed marketing contribution.
Periodically, the Company meets with the Franchisee Council to demonstrate the marketing fund accounts, through a report similar to a statement of cash flows. This statement discloses the marketing contributions received and the marketing expenses, both on a cash basis.
The illustration of the book entries are as follows:
A- Franchisee contribution to the marketing fund — 4% of franchised restaurant gross sales (accounted for in accrual basis):
Db: Accounts receivable (Current Assets)
Cr: Marketing Fund (Current Liabilities)
B- Company’s contribution to the marketing fund — 4% of own operated restaurant gross sales (accounted for in accrual basis):
Db: Marketing Expenses (Profit & Loss)
Cr: Marketing Fund (Current Liabilities)

Mr. David R. Humphrey
U.S. Securities and Exchange Commission
June 19, 2007

C — Marketing Services Contracted:
Db: Marketing Fund (Current Liabilities)
Cr: Accounts payable (Current Liabilities)
D — Collection of Marketing Contribution:
Db: Bank account (Current Assets)
Cr: Accounts Receivable (Current Assets)
E — Bad debt accounts (past due greater six months):
Db: Marketing Fund (Current Liabilities)
Cr: Accounts receivable (Current Assets)
3.      With regard to the 4% of gross sales contributed by franchisees, please tell us when the amounts of the franchisees contributions are known to you and when they are received in cash. That is, do the franchisees report to you on a monthly basis and do you receive the cash at the time? Please illustrate, in debit and credit form, the book entries you record to recognize franchisee contributions and also to record the related cash receipts from franchisees (if received at a different time). Please also illustrate, in debit and credit form, how and when you record your 4% contribution from sales and whether you segregate cash in the same amount at that time. We assume that you do not record any accounts receivable for advertising contributions from franchisees until the related sales have been reported to you. We also assume that you must record the advertising fees received as liabilities because an agency relationship exists and these funds are required to be segregated and used for a specified purpose. Please confirm each of our assumptions, or explain how one or both are not correct. We may have additional comments upon review of your response.
Until the third business day, the franchisees report their gross sales occurred in the previous month. Those sales are informed by e-mail, fax or any other written means of communication.
Until the fifth business day, the Company issues the marketing contribution invoices to the franchisees, which are due on every eighteenth day.
The book entries recorded to recognize franchisee contributions are:
Db: Accounts receivable (Current Assets)
Cr: Marketing Fund (Current Liabilities)
The book entries recorded to recognize the related cash receipts from franchisees are:

Mr. David R. Humphrey
U.S. Securities and Exchange Commission
June 19, 2007

Db: Bank account (Current Assets)
Cr: Accounts Receivable (Current Assets)
Account receivable is recorded after the related sales are reported from the franchisee. However, if the franchisee does not report its sales until the fifth business day, the Company may compute the related marketing contribution based on an estimate of the franchisee’s sales. The difference to the actual sales is adjusted in the following month.
The marketing fund is recorded as liabilities because the Company has the obligation to invest the fund exclusively on marketing programs.
Note 9 — Taxation, page F-16
Reissance of Previous Comment 7
4.      We note your disclosure here and within MD&A that you determine your valuation allowance by evaluation of net deferred tax assets. Paragraph 17 of SFAS 109 requires the measurement of total deferred tax assets, and the reduction of such total by a valuation allowance in the amount determined by the procedures governed by paragraph 21 of SFAS 109. Please confirm to us and revise your disclosure throughout your filing to indicate that you have assessed the valuation allowance based on total deferred tax assets, and not deferred tax assets net of deferred tax liabilities, or reperform your evaluation of the realization of total deferred tax assets and revise your document, as appropriate.
We confirm that we determined our valuation allowance based on our total deferred tax assets. We will enhance our disclosure for our future SEC filings.
Reissuance of Previous Comment 8
5.      As a related matter, please revise your disclosure on page 20 within MD&A to indicate that deferred tax assets were recorded, but reduced by a valuation allowance. Currently your disclosure in MD&A appears to indicate that no deferred tax assets were recorded until the current year, while your financial statement disclosure appears to indicate that a valuation allowance on recorded deferred tax assets was de-recognized.
The deferred tax assets disclosure on page 20 is derived from tax loss position of Venbo, the Company ´s subsidiary. Please note that Venbo local accounting books in Brazil did not reflect an accounting record for this issue, but only a record at its tax books. As per Brazilian GAAP, Venbo, as a limited liability company, had not been required to reflect any deferred tax assets since its realization have been doubtful.
For the purpose of consolidation, Venbo local books are adjusted to conform to U.S. GAAP and during this process its tax position is recorded.

Mr. David R. Humphrey
U.S. Securities and Exchange Commission
June 19, 2007

We will revise our MD&A disclosure in future SEC filings in order to give a better understanding to the effect on operating results were derived from a de-recognition of valuation allowance on recorded tax assets.
     The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of disclosure in the filing; (2) the staff’s comments or changes to disclosure in response to the staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you.

Sincerely,
/s/ Ricardo F. Bomeny
Ricardo Figueirelo Bomeny
Chief Executive Officer and Acting Chief Financial Officer Brazil Fast Food Corp.

cc:	Mr. Bradley D. Houser Akerman Senterfitt